Exhibit 99.19

GOLD X2 MINING INC.

(formerly Goldshore Resources Inc.)

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

In Canadian Dollars

(Unaudited)

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Condensed Consolidated Interim Statements of Financial Position

(Unaudited, in Canadian Dollars)

As at,

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$25,701,364	$15,379,270
Amounts receivable (Note 5)	604,344	326,852
Prepaid expenses and deposits	436,113	291,035
	26,741,821	15,997,157
Exploration and evaluation assets (Note 6)	124,069,843	95,055,852
Right-of-use assets and equipment (Note 7)	468,047	191,757
Long-term deposits	74,390	447,000
TOTAL ASSETS	$151,354,101	$111,691,766

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 8 and 13)	$3,935,455	$1,283,066
Current portion of lease liabilities (Note 9)	121,312	71,291
Current portion of other liabilities (Note 6)	146,396	-
Flow-through premium liability (Note 10)	2,407,765	3,561,195
	6,610,928	4,915,552
Non-current portion of lease liabilities (Note 9)	188,108	132,463
Non-current portion of other liabilities (Note 6)	538,759	-
Deferred income tax liability	19,369,000	13,971,000
TOTAL LIABILITIES	26,706,795	19,019,015

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	149,733,904	105,808,584
Obligation to issue shares (Note 6)	300,000	7,500,000
Reserve (Note 12)	7,146,570	7,295,667
Accumulated deficit	(32,533,168)	(27,931,500)
TOTAL SHAREHOLDERS’ EQUITY	124,647,306	92,672,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$151,354,101	$111,691,766

Nature and continuance of operations and going concern (Note 1)

Subsequent events (Note 17)

These financial statements were authorized for issue by the Board of Directors on November 28, 2025. They are signed on behalf of the Board of Directors by:

“Michael Henrichsen”	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited, in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
EXPENSES
Amortization expense (Note 7)	$29,221	$18,894	$56,636	$56,065
Consulting fees (Note 13)	609,399	166,075	1,352,814	375,777
General and administrative costs (Note 13)	23,125	78,234	329,254	293,010
Professional fees	286,400	67,129	671,955	175,208
Regulatory and transfer agent fees	22,093	14,546	112,597	70,309
Shareholder information and investor relations	437,166	623,319	1,095,378	725,625
Stock-based compensation (Notes 12 and 13)	390,338	458,769	1,933,346	1,308,450
Travel costs	45,301	17,203	107,309	59,680
	$(1,843,043)	$(1,444,169)	$(5,659,289)	$(3,064,124)
OTHER ITEMS
Interest expense (Note 6 and 9)	(44,553)	(2,514)	(48,198)	(7,707)
Interest and other income (Notes 7 and 11)	223,882	40,635	361,465	154,865
Part XII.6 tax expense	(3,227)	-	(140,893)	-
Recovery of flow-through premium (Note 10)	2,323,549	113,022	5,320,595	219,503
INCOME (LOSS) BEFORE INCOME TAXES	$656,608	$(1,293,026)	$(166,320)	$(2,697,463)
Deferred income tax expense	(2,513,000)	(223,000)	(5,398,000)	(406,000)
LOSS AND COMPREHENSIVE LOSS	$(1,856,392)	$(1,516,026)	$(5,564,320)	$(3,103,463)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted	471,382,637	289,484,868	392,659,647	270,145,940

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited, in Canadian Dollars)

	Common		Obligation to		Accumulated
	Shares	Share Capital	issue shares	Reserve	deficit	Total
Balance, December 31, 2023	259,667,918	$90,327,072	$7,500,000	$7,373,377	$(23,098,261)	$82,102,188
Fair value of expired warrants, compensation options and options	-	-	-	(1,020,714)	1,020,714	-
Exercise of warrants	38,675,000	5,356,250	-	(187,500)	-	5,168,750
Issuance of common shares for mineral property	400,000	110,000	-	-	-	110,000
Shares issued for vesting of restricted share units	1,290,472	287,556	-	(343,163)	-	(55,607)
Share issuance costs	-	(725)	-	-	-	(725)
Exercise of compensation options	726,816	202,927	-	(79,368)	-	123,559
Stock-based compensation	-	-	-	1,308,450	-	1,308,450
Loss and comprehensive loss for the period	-	-	-	-	(3,103,463)	(3,103,463)
Balance, September 30, 2024	300,760,206	$96,283,080	$7,500,000	$7,051,082	$(25,181,010)	$85,653,152

Balance, December 31, 2024	335,615,647	$105,808,584	$7,500,000	$7,295,667	$(27,931,500)	$92,672,751
Exercise of warrants	16,678,707	4,169,677	-	-	-	4,169,677
Exercise of compensation options	1,090,224	304,422	-	(119,084)	-	185,338
Exercise of stock options	1,012,422	294,237	-	(100,707)	-	193,530
Issuance of common shares for mineral properties	17,333,333	9,538,333	(7,500,000)	-	-	2,038,333
Issuance of common shares for private placement	43,822,580	13,585,000	-	-	-	13,585,000
Issuance of flow-through shares	54,724,880	22,500,000	-	-	-	22,500,000
Flow-through share premium liability	-	(4,167,165)	-	-	-	(4,167,165)
Obligation to issue shares	-	-	300,000	-		300,000
Share issuance costs	-	(3,135,263)	-	-	-	(3,135,263)
Shares issued for vesting of restricted share units	3,409,191	836,079	-	(900,000)	-	(63,921)
Stock-based compensation	-	-	-	1,933,346	-	1,933,346
Fair value of expired warrants, compensation options and options				(962,652)	962,652	-
Loss and comprehensive loss for the period	-	-	-	-	(5,564,320)	(5,564,320)
Balance, September 30, 2025	473,686,984	$149,733,904	$300,000	$7,146,570	$(32,533,168)	$124,647,306

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GOLD X2 MINING INC. (formerly Goldshore Resources Inc.)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited, in Canadian Dollars)

	Nine months ended	Nine months ended
	September 30, 2025	September 30, 2024
Cash flows provided by (used in):
OPERATING ACTIVITIES
Loss for the period	$(5,564,320)	$(3,103,463)
Non-cash items:
Amortization and interest expense	104,833	63,772
Stock-based compensation expense	1,933,346	1,308,450
Part XII.6 tax expense	95,553	-
Other non-cash income/expense	16,558	-
Recovery of flow-through premium	(5,320,595)	(219,503)
Deferred income tax expense	5,398,000	406,000
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(422,570)	(91,153)
Accounts payable and accrued liabilities	6,213	110,892
Cash flows used in operating activities	(3,752,982)	(1,525,005)

INVESTING ACTIVITIES
Right-of-use assets and equipment (Note7)	(183,509)	-
Mineral property acquisition, exploration and long-term deposits (Note 6)	(23,006,231)	(2,699,382)
Net profit interest payment (Note 6)	(100,000)	-
Cash flows used in investing activities	(23,289,740)	(2,699,382)

FINANCING ACTIVITIES
Private placement, net of share issuance costs (Note 12)	32,949,737	(725)
Proceeds from warrants exercised (Note 12)	4,169,677	5,292,309
Proceeds from compensation options exercised (Note 12)	185,338	-
Proceeds from stock options exercised (Note 12)	193,530	-
Repayment of lease obligations (Note 12)	(69,545)	(54,809)
Settlement restricted share units (Note 12)	(63,921)	(55,607)
Cash flows provided by financing activities	37,364,816	5,181,168

Change in cash and cash equivalents	10,322,094	956,781
Cash and cash equivalents, beginning of period	15,379,270	5,269,421
Cash and cash equivalents, end of period	$25,701,364	$6,226,202

Supplemental cash flow information:

Exploration and evaluation asset costs in accounts payable and accrued liabilities	$2,550,623	$433,454
Interest received	313,318	154,865
Part XII.6 tax expense paid	45,226	-
Transfer of reserves upon exercise of compensation options	119,084	-
Transfer of reserves upon exercise of stock options	100,707	-
Transfer of reserves upon cancellation of stock options	962,652	-
Value of settlement of restricted share units	900,000	-
Flow-through share premium liability	4,167,165	-
Value of shares issued for exploration and evaluation assets	9,538,333	-
Recognition of short- long term liability for exploration and evaluation evaluation assets non-cash	746,194	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Gold X2 Mining Inc. (formerly Goldshore Resources Inc) (the “Company”) (“Gold X2”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Gold X2 currently holds title to the Moss Gold Project and Hillcrest Project, and an option to earn into the Vanguard Project, located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at September 30, 2025, the Company’s current assets exceeded its current liabilities by $20,130,893 and the Company had an accumulated deficit of $32,533,168. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Goldshore Mining Inc (formerly Moss Lake Project Inc). (“Goldshore”). Intercompany balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiary is the Canadian dollar. All amounts in these condensed consolidated interim financial statements are expressed in Canadian dollars, unless otherwise indicated.

Comparative Figures

Certain comparative figures were reclassified to conform to the current period’s presentation, including a reclassification of consulting and salary costs to environmental consulting under exploration and evaluation assets

Significant accounting judgments and estimates

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company’s accounting policies. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically if the Company expects to continue with expenditure on the further exploration of the project, and that the period for which the Company has the right to explore has not and will not expire.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-Through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On Issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a recovery for the amount of tax reduction renounced to the shareholders.

Valuation of other liabilities

The Company measures other liabilities at amortized cost using the discounted value of future monthly payments to estimate the present value of the obligation. After initial recognition, the liability is carried at amortized cost using the effective interest method and is not revalued each quarter.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended December 31, 2024, and have been consistently followed in the preparation of these condensed consolidated interim financial statements:

a)	New accounting standards and interpretations

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.

IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

4.	CASH AND CASH EQUIVALENTS

At September 30, 2025 and December 31, 2024, the Company’s cash and cash equivalents were comprised of the following:

	September 30, 2025	December 31, 2024
Cash held in bank accounts	$18,831,014	$300,961
Cash equivalents	6,870,350	15,078,309
Total	$25,701,364	$15,379,270

At September 30, 2025, cash held in bank accounts included $18,562,667 deposited in savings accounts generating interest of 2.65%. Cash equivalents are held in cashable guaranteed investment certificates with an interest rate of 3.65%.

5.	AMOUNTS RECEIVABLE

The Company’s amounts receivable is comprised of the following:

	September 30, 2025	December 31, 2024
GST receivable	$604,344	$283,481
Other receivables	-	43,371
Total	$604,344	$326,852

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Additions	8,364,527	348,750	8,713,277
Balance, September 30, 2025	$60,419,777	$662,750	$61,082,527

Exploration and evaluation costs
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1) (2)	2,384,377	60,384	2,444,761
Environment consulting (2)	527,019	-	527,019
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Assays	3,289,183	-	3,289,183
Camp costs	1,221,414	-	1,221,414
Consulting and salaries (1) (2)	3,612,426	22,721	3,635,147
Environment consulting (2)	3,145,496	-	3,145,496
Database management	207,287	-	207,287
Drilling	7,312,229	-	7,312,229
Geochemistry and geophysics	472,875	-	472,875
Government grant	(200,000)	-	(200,000)
Other costs	1,217,083	-	1,217,083
Balance, September 30, 2025	$62,622,747	$364,569	$62,987,316

Total, December 31, 2024	$94,400,004	$655,848	$95,055,852
Total, September 30, 2025	$123,042,524	$1,027,319	$124,069,843

(1)	During the year ended December 31, 2024, and the period ended September 30, 2025, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

(2)	The figures have been reclassified to conform to current period’s presentation and $3,145,496 (2024 $527,019) was reclassified from consulting and salaries to a separated line environmental consulting.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Transaction”). The Transaction closed on September 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);
•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);
•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:

o	$5,000,000 within 12 months of Closing (issued 8,333,333 common shares on June 6, 2022);
o	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 12,500,000 common shares on December 4, 2023); and
o	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from Closing (issued 12,500,000 common shares on May 30, 2025).

•	Grant to Wesdome a 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company had the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and September 4, 2025 (30 and 48 months after Closing). On May 26, 2025, the Company provided notice to Wesdome of its intent to repurchase the NSR. On July 21, 2025 the Company

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

paid $5,500,000 cash payment and the issued 3,333,333 common shares at a fair value of $0.415 per common share.

•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company (completed). This nomination right lapsed during the year ended December 31, 2024.

The Moss Gold Project carries an underlying advanced royalty commitment due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

On May 1, 2025, the Company entered into an agreement to repurchase 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months. On August 1, 2025, the Company completed an initial share issuance of 1,000,000 common shares. Key terms of the option agreement are as follows:

1.	Monthly cash payments of $20,000 over four years (As at September 30, 2025 $100,000 has been paid);
2.	Issuance of 1,000,000 common shares at a deemed price of $0.33 per share (issued on August 1, 2025, at a value of $435,000, Note 12);
3.	On the fourth anniversary of the agreement date issue to the seller that number of common shares in the capital of the Company having a total value of $300,000.

The deferred payments were discounted using a rate of 12.95% per annum, resulting in a present value of $746,194 recognized as part of exploration and evaluation assets and a corresponding liability. As of September 30, 2025, the current portion of the liability was $146,396, the non-current portion was $538,758, and interest accretion of $ 38,960 was recorded during the period. After the NPI repurchase, the annual underlying advanced royalty commitment is $18,125, payable on a quarterly basis.

During the nine months ended September 30, 2025, the Company received a $200,000 grant under the Ontario Junior Exploration Program administered by the Government of Ontario in support of eligible exploration activities incurred for the Moss Gold Project. All eligible expenditures were incurred during 2024 and the grant has been recorded as a reduction to the carrying amount of exploration and evaluation assets above.

Other Projects

Vanguard Project

On July 5, 2022, and amended on May 29, 2023, May 21, 2024 and July 25, 2025, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022 . Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);
b.	an additional $20,000 on or before July 28, 2023, (paid);
c.	an additional $30,000 on or before July 28, 2024, (paid); and
d.	an additional $100,000 on or before July 28, 2025, (paid).

2.	Total share issuance of an aggregate of 1,500,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	300,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000 Note 12);
b.	An additional 300,000 Shares on or before July 28, 2023, (issued on July 28, 2023 at a fair value of $43,500 Note 12);
c.	an additional 400,000 Shares on or before July 28, 2024 (issued on July 26, 2024 at a fair value of $110,000, Note 12); and
d.	an additional 500,000 Shares on or before July 28, 2025, (issued on July 28, 2025 at a fair value of $220,000, Note 12) .

3.	Total incurred expenditures on the Vanguard Project of not less than $5,289,000 at any time as follows:

a.	$100,000 on or before January 28, 2023, (completed);
b.	an additional $120,000 on or before July 28, 2023, (completed);
c.	an additional $80,000 on or before July 28, 2024, (completed); and
d.	an additional $4,989,000 which may be incurred at any time, at the sole discretion of the Optionee (amended).

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500. During the nine months ended September 30, 2025, these claims lapsed, and the Company staked various claims, including the original cells and expanded areas, for acquisition costs of $28,750.

7.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

	Right-of-use assets
Cost	(vehicles)	Equipment	Total
Balance, December 31, 2023	$468,181	$33,256	$501,437
Additions	-	-	-
Balance, December 31, 2024	$468,181	$33,256	$501,437
Additions	165,975	183,509	349,484
Write-off	(66,231)	-	(66,231)
Balance, September 30, 2025	$567,925	$216,765	$784,690

Accumulated amortization
Balance, December 31, 2023	$211,792	$25,403	$237,195
Additions	64,632	7,853	72,485
Balance, December 31, 2024	$276,424	$33,256	$309,680
Additions	45,002	11,634	56,636
Write-off	(49,673)	-	(49,673)
Balance, September 30, 2025	$271,753	$44,890	$319,643
Net book value
Balance, December 31, 2024	$191,757	$-	$191,757
Balance, September 30, 2025	$296,172	$171,875	$468,047

During the nine months ended September 30, 2025, the Company wrote-off a leased vehicle with a net book value of $16,558 and received related insurance proceeds of $64,704. The net amount of $48,146 has been recorded as other income (expense). Refer to Note 11.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	September 30, 2025	December 31, 2024
Accounts payable	$2,692,858	$791,857
Accrued liabilities	1,242,597	491,209
Total	$3,935,455	$1,283,066

9.	LEASE LIABILITIES

The Company leases vehicles. At acquisition, the leased assets and liabilities were measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

The Company’s lease liabilities are as follows:

	September 30, 2025	December 31, 2024
Current portion of lease obligations	$121,312	$71,291
Non-current portion of lease obligations	188,108	132,463
Total	$309,420	$203,754

The lease liability interest expense recognized in loss and lease payments recognized in the financing component of statement of cash flows is as follows:

Balance, December 31, 2023	$266,989
Interest expense	10,067
Payments	(73,302)
Balance, December 31, 2024	$203,754
Additions	165,975
Interest expense	9,236
Payments	(69,545)
Balance, September 30, 2025	$309,420

As at September 30, 2025, the Company is committed to minimum lease payments as follows:

September 30, 2025
Less than one year	$121,312
One to five years	213,033
Total undiscounted lease liabilities	$334,345

During the nine months ended September 30, 2025, the Company expensed $26,624 under the IFRS 16 short-term exemption (2024 - $34,200) The Company did not designate any leases as low-value.

10.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

Flow-through premium liability
Balance, December 31, 2023	$257,047
Additions	3,889,636
Recovery of flow-through premium	(585,488)
Balance, December 31, 2024	$3,561,195
Additions	4,167,165
Recovery of flow-through premium	(5,320,595)
Balance, September 30, 2025	$2,407,765

During the three and nine months ended September 30, 2025, the Company recorded a recovery of the flow-through premium of $2,323,549 and $5,320,595, respectively (2024 - $113,022 and $219,503) based on eligible flow-through exploration expenditures incurred.

On June 20, 2025, the Company issued 26,315,790 flow-through common shares of the Company at a price of $0.38 for gross proceeds of $10,000,000 and 28,409,090 charity flow-through common shares of the Company at a price of $0.44 for gross proceeds of $12,500,000. Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $4,167,165 (Note12).

As at September 30, 2025, the Company has a remaining obligation to spend $15,127,274 on eligible exploration expenditures by December 31, 2026 (December 31, 2024 - $12,792,531 by December 31, 2025 completed).

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

11.	INTEREST AND OTHER INCOME

The Company’s Interest and other income are comprised of the following:

	September 30, 2025	September 30, 2024
Interest income	$313,319	$154,865
Other income/(expense) (Note 7)	48,146	-
Total	$361,465	$154,865

12.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2025, there were 473,686,984 issued and fully paid common shares (December 31, 2024 – 335,615,647). There were no shares held in escrow.

Nine months ended September 30, 2025:

During the nine months ended September 30, 2025, 16,678,707 warrants were exercised into common shares at an exercise price of $0.25 for aggregate gross proceeds of $4,169,677. In connection with the exercises, a total of Nil was transferred from reserves to share capital.

During the nine months ended September 30, 2025, 1,090,224 compensation options were exercised into common shares at an exercise price of $0.17, for aggregate gross proceeds of $185,338. In connection with the exercises, a total of $119,084 was transferred from reserves to share capital.

During the nine months ended September 30, 2025, 1,012,422 stock options were exercised into common shares at an average exercise price of $0.19 for gross proceeds of $193,530. In connection with the exercises, a total of $100,707 was transferred from reserves to share capital.

On May 30, 2025, the Company issued 12,500,000 common shares at a deemed value of $0.60 per share for a total value of $7,500,000 to Wesdome Gold Mines Ltd. pursuant to its purchase agreement for the Moss Gold Project (Note 6).

On June 6, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 3,409,191 common shares and an aggregate cash payment of $63,921.

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares (the “FT Shares”) at a price of $0.38 for gross proceeds of $10,000,000;
•	28,409,090 charity flow-through common shares (the “CFT Shares”) at a price of $0.44 for gross proceeds of $12,500,000 (collectively with the FT Shares above, the “Flow-Through Shares”);
•	43,822,580 common shares (the “HD Shares”) at a price of $0.31 for gross proceeds of $13,585,000.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 10). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $927,154. Share issuance costs for the nine months ended September 30, 2025 also included $9,801 of costs recorded during the three months ended March 31, 2025.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

On July 21, 2025, the Company issued 3,333,333 common with a fair value of $1,383,333 to Wesdome pursuant to repurchase of the 1.0% NSR on all metal production from the Moss Gold Project (Note 6).

On July 28, 2025, issued 500,000 common shares with a fair value of $220,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 6).

On August 1, 2025, the Company issued 1,000,000 common shares with a fair value of $435,000 related to the agreement to repurchase 1.5% of a 2.5% NPI on the Moss Gold Project (Note 6).

On August 1, 2025, the Company issued an aggregate of 3,000,000 common shares pursuant to the vesting of 3,000,000 RSUs.

Year ended December 31, 2024:

During the year ended December 31, 2024, 37,500,000 warrants were exercised into common shares at an exercise price of $0.13 and 3,222,450 warrants were exercised into common shares at an exercise price of $0.25, for aggregate gross proceeds of $5,680,612. In connection with the exercises, a total of $187,500 was transferred from reserves to share capital.

During the year ended December 31, 2024, 986,393 compensation options were exercised at an exercise price of $0.17 for gross proceeds of $167,686. In connection with the exercises, a total of $107,714 was transferred from reserves to share capital.

On July 26, 2024, the Company issued 400,000 common shares with a fair value of $110,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 6).

On October 29, 2024, the Company completed a brokered private placement for aggregate gross proceeds of $13,972,358 (collectively, the “October Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares of the Company at a price of $0.475 for gross proceeds of $7,527,876; and
•	12,159,400 charity flow-through common shares of the Company at a price of $0.53 for gross proceeds of $6,444,482.

Based on the difference in price between the October Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the October Flow-Through Shares on a residual basis as a flow-through premium liability of $3,889,636 (Note 10). In connection with the private placement, brokers received a cash commission of $813,220 and incurred other share issuance costs of $512,093. In addition, the Company granted the brokers 1,627,565 non-transferable compensation options (the “Compensation Options”) with a fair value of $248,588. Each Compensation Option will entitle the holder thereof to purchase one common share at an exercise price of $ 0.475 per common share for a period of 24 months following the closing of the private placement. The fair value of the Compensation Options was determined using the Black-Sholes Option Pricing Model using the following assumptions: risk-free rate of 3.08%, expected life of 2 years, volatility factor of 91.1%, and dividend yield of Nil.

Stock options

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on June 26, 2025. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

The Black-Scholes Option Pricing Model inputs for options granted during the nine months ended September 30, 2025 and the year ended December 31, 2024 are as follows:

			Risk-
			Free
		Exercise	Interest	Expected	Volatility	Dividend	Fair
Grant Date	Expiry Date	Price	Rate	Life	Factor	Yield	Value
May 28, 2024	May 28, 2029	$0.225	3.81%	5 years	89.23%	Nil	$0.16
Nov 28, 2024	Nov 28, 2029	$0.380	3.09%	5 years	87.00%	Nil	$0.16
Feb 10, 2025	Feb 10, 2030	$0.380	2.74%	5 years	86.23%	Nil	$0.21
Sep 02, 2025	Sep 02, 2030	$0.420	2.92%	5 years	84.36%	Nil	$0.29

The following is a continuity of the Company’s stock options outstanding for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.43	15,040,166
Granted	0.34	9,200,000
Expired	0.60	(158,333)
Closing balance, December 31, 2024	$0.40	24,081,833
Granted	0.40	825,000
Exercised	0.19	(1,012,422)
Cancelled/Forfeited	0.47	(2,405,336)
Closing balance, September 30, 2025	$0.40	21,489,075

(1)	Subsequent to September 30, 2025,12,320,000 stock options were granted.

During the nine months ended September 30, 2025, the Company recognized $868,716 (2024 – $674,212) in stock-based compensation expense related to the vesting of stock options. During the nine months ended September 30, 2025, the fair value of expired stock options of $962,652 was reclassified to deficit (2024 – $67,105).

As at September 30, 2025, the Company had outstanding options as follows:

				Remaining
	Options	Options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
September 4, 2026	6,200,000	6,200,000	$0.65	0.68
November 23, 2026	150,000	150,000	$0.65	1.15
April 24, 2028	2,975,000	2,050,000	$0.25	2.57
December 22, 2028	2,614,075	1,742,717	$0.15	3.23
May 28, 2029	2,250,000	750,000	$0.23	3.66
November 28, 2029	6,475,000	2,158,333	$0.38	4.16
February 10, 2030	500,000	166,667	$0.38	4.37
September 02, 2030	325,000	-	$0.42	4.93
Total	21,479,075	13,217,717

The weighted average remaining contractual life of stock options outstanding at September 30, 2025 was 2.77 years (December 31, 2024 – 3.38 years).

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the nine months ended September 30, 2025 and for the year ended December 31, 2024:

	Value at
	grant date	Number of RSU’s
Closing balance, December 31, 2023	$0.13	6,769,300
Granted	0.26	6,237,500
Vested	0.13	(6,656,800)
Cancelled	0.10	(112,500)
Closing balance, December 31, 2024	$0.26	6,237,500
Granted	0.37	525,000
Vested	0.27	(3,600,000)
Cancelled/ Forfeited	0.25	(125,000)
Closing balance, September 30, 2025	$0.27	3,037,500

(1)       Subsequent to September 30, 2025, 3,920,000 RSU’s were granted.

On July 29, 2025, 3,000,000 RSUs vested and were settled in equity by the issuance of 3,000,000 common shares.

On May 28, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 409,191 common shares and an aggregate cash payment of $63,921

On April 24, 2024, 1,673,968 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,290,472 common shares and an aggregate cash payment of $55,607.

On February 10, 2025, 250,000 RSU’s were granted to an officer of the Company. The RSUs vest after one year.

On September 2, 2025, 275,000 RSU’s were granted to a director of the Company. The RSUs vest after one year.

On December 22, 2024, 2,095,332 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,653,355 common shares and an aggregate cash payment of $109,495.

In October 2024, 112,500 RSU’s originally granted in the November 17, 2023 tranche was cancelled. On November 17, 2024, the remaining 2,887,500 RSU’s vested and were settled by way of equity, resulting in the issuance of 2,887,500 common shares.

As at September 30, 2025 the Company had outstanding RSUs as follows:

			Remaining
	RSU’s	Value at	contractual life
Vesting date	outstanding	grant date	(in years)
November 28, 2025	2,512,500	$0.255	0.16
February 10, 2026	250,000	$0.315	0.36
September 02, 2026	275,000	$0.420	0.92
Total	3,037,500

During the nine months ended September 30, 2025, the Company recognized $1,064,630 (2024 - $634,238) in stock-based compensation expense related to the vesting of RSU’s.

Warrants

The following is a continuity of the Company’s warrants outstanding for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Exercise price	Number of warrants
Closing balance, December 31, 2023	$0.27	80,642,273
Exercised	0.14	(40,722,450)
Expired	0.55	(21,880,166)
Closing balance, December 31, 2024	$0.24	18,039,657
Exercised	0.25	(16,678,707)
Expired	0.25	(352,950)
Closing balance, September 30, 2025	$0.13	1,008,000

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

During the nine months ended September 30, 2025, the fair value of expired warrants of Nil was reclassified to deficit (2024 – $731,909).

As at September 30, 2025, the Company had outstanding warrants as follows:

				Remaining
	Warrants	Warrants		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
November 17, 2026	1,008,000	1,008,000	$0.13	1.13
Total	1,008,000	1,008,000

The weighted average remaining contractual life of warrants outstanding at September 30, 2025 was 1.13 years (December 31, 2024 – 0.38 years).

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.30	3,080,432
Granted	0.48	1,627,565
Exercised	0.17	(986,393)
Expired	0.57	(1,003,815)
Closing balance, December 31, 2024	$0.35	2,717,789
Exercised	0.17	(1,090,224)
Closing balance, September 30, 2025	$0.48	1,627,565

(2)	Subsequent to September 30, 2025,10,000 compensation options were exercised. Refer also to Note 17.

During the nine months ended September 30, 2025, fair value of expired compensation options of Nil was reclassified to deficit (2024 – $221,700).

As at September 30, 2025, the Company had outstanding compensation options as follows:

	Compensation	Compensation		Remaining
	options	options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
October 29, 2026	1,627,565	1,627,565	$0.475	1.08
Total	1,627,565	1,627,565

The weighted average remaining contractual life of compensation options outstanding at September 30, 2025 was 1.08 years (December 31, 2024 – 1.21 years).

13.	RELATED PARTIES

The Company’s related parties consist of its key management personnel. During three and nine months ended September 30, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Three months ended		Nine months ended
	September 30,		September, 30
	2025	2024	2025	30-Sep-24
Salaries, management fees and other employee benefits(1)	$304,224	$166,000	$787,726	$469,516
Stock-based compensation	231,037	256,845	1,036,138	944,066
Total	$535,261	$422,845	$1,823,864	$1,413,582

(1)	The nine-month figures include $412,988 recorded in consulting fees, $164,728 recorded in general and administrative costs and $210,000 capitalized to exploration and evaluation assets (2024 - $228,000, Nil and $241,516, respectively). The three-month figures include $141,000 recorded in consulting fees, $93,224 recorded in general and administrative costs and $70,000 capitalized to exploration and evaluation assets (2024 - $96,000, Nil and $70,000, respectively).

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024 (Unaudited, in Canadian Dollars)

As at September 30, 2025, the Company owe $26,250 amounts to key management personnel in respect of services provided to the Company (December 31, 2024 - $36,240) and owed $49,965 in respect of expenses incurred on behalf of the Company (December 31, 2024 - $4,804).

During the nine months ended September 30, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of the former Chief Financial Officer. The agreement was in effect until April 30, 2025. The Company incurred related party expenses with Sentinel for during the nine months ended September 30, 2025 of $15,000 (2024 - $85,800), which were included in general and administrative costs.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

14.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	September 30, 2025	December 31, 2024
Financial assets:
Amortized cost
Cash and cash equivalents	$25,701,364	$15,379,270
Amounts receivable	604,344	326,852

Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	$3,935,455	$1,283,066
Other liabilities	685,155	-
Lease liabilities	$309,420	$203,754

Accounts payable, accrued liabilities include amounts due to and due from related parties (Note 13) and other liabilities. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

b)	Management of financial risks

The Company’s risk exposures arising from financial instruments and the impact on the Company’s condensed consolidated interim financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at September 30, 2025, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at September 30, 2025, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At September 30, 2025, the Company had cash and cash equivalents of $25,701,364 and accounts payable and accrued liabilities of $3,935,455 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At September 30, 2025, the Company assessed its liquidity risk as moderate.

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Unaudited, in Canadian Dollars)

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2024.

15.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2025.

16.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

17.	SUBSEQUENT EVENTS

Subsequent to the months ended September 30, 2025, 10,000 compensation options were exercised into common shares at an exercise price of $0.475, for aggregate gross proceeds of $4,750.

On October 20, 2025, the Company entered into a property purchase agreement with an arm’s length vendor to acquire a 100% interest in the Coldstream Claims in Ontario for $400,000 in cash, payable in two instalments of $ 200,000 each. Upon completion, the vendor will retain a 2% NSR royalty, of which 1% may be repurchased for $500,000 within 30 days of commercial production.

On October 28, 2025, the Company granted 550,000 stock options to an officer and a consultant at an exercise price of $0.51 expiring five years from the date of grant. The options are subject to vesting provisions of 1/3 vesting on April 26, 2026, 1/3 vesting on April 26, 2025 and 1/3 vesting on April 26, 2028. In addition, the Company granted 50,000 restricted share units to the Company’s interim CFO which will vest twelve-months following the grant date.

On November 6, 2025, the Company granted 11,770,000 stock options under its omnibus incentive plan to directors, officers, employees and consultants of the Company exercisable at $0.51 per share until November 6, 2030. The Company also granted 3,870,000 RSUs to directors, officers, employees and consultants of the Company, which will vest twelve months from the grant date.

On November 28, 2025, the Company completed the acquisition of Kesselrun Resources Ltd., previously announced on October 1, 2025. Under the definitive arrangement agreement, Gold X2 acquired all of the issued and outstanding common shares of Kesselrun, thereby obtaining a 100% interest in the Huronian Gold Project, which is adjacent to the Company’s Moss Gold Project in Northern Ontario. Pursuant to the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share, representing approximately 4.13% ownership of Gold X2 on a post-transaction basis, and Gold X2 also assumed $2.0 million of Kesselrun debt and provided a $500,000 interest-free bridge loan to Kesselrun. The Company issued 20,249,997 common shares and granted 419,753 stock options pursuant the closing transaction with Kesselrun Resources Ltd.